                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON,  DC 20549


                                       FORM 6-K


                               REPORT OF FOREIGN ISSUER
                         PURSUANT TO RULE 13a-16 OR 15d-16 OF
                         THE SECURITIES EXCHANGE ACT OF 1934



For the months of   APRIL, MAY AND JUNE                                 1998
                  ------------------------------------------------------

                               QUEBECOR PRINTING INC.
------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8
------------------------------------------------------------------------------
                      (Address of Principal Executive Office


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F   X
          -----                                        -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                      No   X
    -----                   -----

                              SECOND QUARTERLY REPORT
                                         OF
                               QUEBECOR PRINTING INC.
                               FILED IN THIS FORM 6-K
                               ----------------------


Material sent to shareholders by Fiducie Desjardins

Quarterly Report (ending June 1998)

                                         QUEBECOR PRINTING INC.
                                         Report to Shareholders
                                         Second Quarter 1998














                                         THE POWER TO SERVE

                               FINANCIAL HIGHLIGHTS


Periods ended June, 30
(In millions of US dollars, except per share data)


                                          3 Months                        6 Months
                                 ---------------------------     ----------------------------
                                   1998       1997 Change           1998        1997 Change
SEGMENTED INFORMATION
REVENUES
 United States                    511.2      488.2     4.7 %      1,040.4      943.3   10.3 %
 Canada                           205.4      188.3     9.1 %        398.3      372.4    6.9 %
 Europe                           153.6      157.6    (2.5)%        297.7      303.0   (1.8)%
 International                     20.0        2.5    35.7            4.7

OPERATING INCOME
 United States                     42.0       35.2    19.3 %         70.6       60.1   17.6 %
 Canada                            17.9       16.9     5.7 %         28.7       30.6   (6.5)%
 Europe                             9.4       11.8   (20.5)%         15.9       15.1    5.5 %
 International                      2.2        0.4     3.7            0.9

OPERATING MARGIN
 United States                      8.2%       7.2%    6.8 %          6.4%
 Canada                             8.7%       9.0%    7.2 %          8.2%
 Europe                             6.1%       7.5%    5.3 %          5.0%
 International                     10.8%      14.6%   10.5 %         19.0%

------------------------------------------------------------------------------------------------

CONSOLIDATED RESULTS
 Revenues                         890.2      836.6     6.4 %      1,772.1    1,623.4    9.2 %
 Operating income
  before depreciation
  & amortization                  129.3      117.4    10.1%         232.6      210.5   10.5 %
 Operating income                  71.5       64.3    11.1%         118.9      106.7   11.5 %
 Net Income                        38.9       31.0    25.6%          59.6       48.1   24.1 %
 Net Income
  attributable to Equity
  Shareholders                     36.4       31.0    17.2%          54.4       48.1   13.2 %

INCOME AS % OF REVENUES
 Operating income
  before depreciation
  & amortization                   14.5%      14.0%   13.1%          13.0%
 Operating income                   8.0%       7.7%    6.7%           6.6%

PER SHARE DATA ($US)
 Cash flow from
  operations                      $0.88      $0.80   $1.57          $1.44
 Net Income                       $0.31      $0.27   $0.47          $0.42

PER SHARE DATA ($CDN) *
 Cash flow from
  operations                      $1.28      $1.12   $2.26          $1.99
 Net Income                       $0.46      $0.37   $0.68          $0.57

------------------------------------------------------------------------------------------------

*For reference only -- subject to the fluctuations of the exchange rate.

NOTE: All dollar amounts in this report are in US dollars, unless stated otherwise.

                            Message to Shareholders



Quebecor Printing's second quarter results reflect the strong performance of recent acquisitions and the productivity improvements arising from the Company's retooling program in the US. Second quarter 1998 earnings attributable to equity shareholders rose to $36 million, an increase from $31 million for the same period in 1997. After preferred share dividends, earnings per share increased 15% to $ 0.31 from $ 0.27 in 1997. Revenues increased by 6% to $890 million, compared to $837 million in 1997. For the six months ended June 30, 1998, net income attributable to equity shareholders rose to $54 million from $48 million last year. After preferred share dividends, earnings per share increased 12% to $0.47 from $0.42 in 1997. Revenues for the period were $1.8 billion, up 9% from $1.6 billion last year. Cash flow from operations totaled $187 million, business acquisitions were $15 million and capital expenditures totaled $178 million. The Company's debt:equity ratio was 42:58.

OPERATIONS OVERVIEW During the quarter, the Company began to reap the planned benefits of its US retooling strategy. US operations reported a 19% increase in operating income for the second quarter, due in part to completed modernization projects and to the strong performance of acquisitions.
Excellent overall results, however, were partially offset by the performance of operations in France as well as by those facilities still undergoing retooling. Revenues were also down slightly in the US Book Group. In early July, the Company announced a recommended offer to acquire all of the shares of Tryckinvest i Norden AB (TINA), Scandinavia's largest printer, for the approximate sum of $221 million plus the assumption of $51 million in debt. The acquisition will expand the Company's presence in Europe by 30% and strengthen Quebecor Printing's position as one of Europe's leading commercial printers. The TINA purchase will also allow Quebecor Printing to extend its rotogravure network throughout Scandinavia and provide access to a market position through exports into Russia and the Baltic States. The Company's commitment to strategic acquisitions and the resulting benefits of being a geographically diverse company are having an impact in the areas of tax management and global procurement. Reflecting its position as a global consolidator, Quebecor Printing achieved a reduction in the Company's annual tax rate to 31.5% from 34.3%. In June, the Company signed a contract extension with Jean Coutu Group, a major Canadian pharmaceutical retailer. Valued at Cdn $50 million, the five-year contract renewal reflects the longstanding nature of Quebecor Printing's relationships with many of its customers. The Company also signed a three and a half year printing and related communication services contract valued at Cdn $32 million with Rona, one of Canada's largest distributors and retailers of hardware and building materials. Quebecor Printing will print advertising inserts for Rona's Quebec and Ontario divisions. Through its Quebecor Multimedia partnership, it will also develop Rona's internet web site. The range of services included in this contract demonstrates the Company's ability to provide one-stop tailored solutions to meet customer needs. In April, Guy Turgeon was appointed Vice President and Chief Financial Officer of Quebecor Printing. Mr. Turgeon replaced Michel Salbaing who is now President of Quebecor Printing Europe.

DIVIDEND On July 23, 1998, the Board of Directors declared a dividend of US $0.06 per share on the Multiple Voting Shares and Subordinate Voting Shares. This dividend is payable on September 1, 1998 to shareholders of record at the close of business on August 10, 1998. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. This dividend is payable on September 1, 1998 to shareholders of record at the close of business on August 10, 1998.

OUTLOOK With its US retooling strategy beginning to produce positive results and the pending acquisition of Scandinavia's largest printer strengthening the Company's position in Europe, Quebecor Printing expects favourable revenue and profit growth during the third and fourth quarters of 1998.


/s/ Jean Neveu                           /s/ Charles G. Cavell
-----------------------                  ---------------------------
JEAN NEVEU                               CHARLES G. CAVELL
Chairman of the Board                    President and
                                         Chief Executive Officer

Montreal, Canada, August 1998

                       CONSOLIDATED STATEMENTS OF INCOME



Periods ended June 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

REVENUES

Operating expenses:
 Operating costs
 Depreciation and amortization




OPERATING INCOME

Financial expenses



Income taxes



Non-controlling interest


NET INCOME

Dividends on preferred shares


NET INCOME ATTRIBUTABLE TO EQUITY SHAREHOLDERS



EARNINGS PER SHARE



Average number of equity shares outstanding (in thousands)


               [PIE CHART]
                                                  PAGE 8 OF 15

            Three months                  Six months
     -------------------------   ---------------------------
        1998           1997           1998           1997
      $890,171       $836,553     $1,772,050     $1,623,410


       760,825        719,114      1,539,440      1,412,863
        57,873         53,109        113,669        103,872
      --------       --------     ----------     ----------
       818,698        772,223      1,653,109      1,516,735
      --------       --------     ----------     ----------

        71,473         64,330        118,941        106,675

        15,264         16,047         30,412         32,135
      --------       --------     ----------     ----------
        56,209         48,283         88,529         74,540

        16,800         16,739         27,886         25,981
      --------       --------     ----------     ----------
        39,409         31,544         60,643         48,559

           461            526          1,006            491
      --------       --------     ----------     ----------

        38,948         31,018         59,637         48,068

         2,595              -          5,221              -
      --------       --------     ----------     ----------

      $ 36,353       $ 31,018     $   54,416     $   48,068
      --------       --------     ----------     ----------
      --------       --------     ----------     ----------

      $   0.31       $   0.27      $    0.47     $     0.42
      --------       --------     ----------     ----------
      --------       --------     ----------     ----------

       115,685        115,574        115,649        115,558
      --------       --------     ----------     ----------
      --------       --------     ----------     ----------

                                    REVENUES BY PRODUCT SEGMENT (6 MONTHS)        1998           1997
                                                                                --------       --------
                                    1. Magazines                                  29.0%          29.0%
                                    2. Inserts and circulars                      19.4           18.8
                                    3. Catalogs                                   15.9           14.0
                                    4. Books                                      13.9           15.7
                                    5. Specialty Printing                         10.4           10.7
                                    6. Directories                                 4.9            4.9
                                    7. Related Services and  CD-ROM                4.5            4.8
                                    8. Checks, Bonds and Banknotes                 2.0            2.1

           CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Periods ended June 30
(In thousands of US dollars)
(Unaudited)



Cash provided by (used for):

OPERATIONS:
 Net income
 Items not involving cash:
   Depreciation and amortization
   Deferred income taxes
   Non-controlling interest
   Other



 Changes in non-cash operating working capital



FINANCING:
 Net proceeds from issuance of capital stock
 Net increase of long-term debt
 Dividends
 Dividends paid to preferred shareholders
 Dividends paid to non-controlling shareholders
 Translation adjustment



INVESTMENTS:
 Business acquisitions, net of cash position
 Additions to fixed assets
 Increase in other assets
 Other



INCREASE (DECREASE) IN CASH POSITION

Cash position at beginning


CASH POSITION AT END


REPRESENTED BY:
 Cash
 Bank indebtedness


      Six months     Six months
         1998           1997
     ------------   ------------



       $  59,637      $  48,068

         113,669        103,872
          11,803         10,475
           1,006            491
           1,241          4,072
       ---------      ---------
         187,356        166,978

          (6,756)       (26,789)
       ---------      ---------
         180,600        140,189
       ---------      ---------

             999            476
          36,558        164,308
         (13,882)       (12,713)
          (5,806)             -
          (1,395)          (854)
            (584)        (5,409)
       ---------      ---------
          15,890        145,808


         (14,974)      (153,510)
        (177,855)      (141,468)
         (13,055)        (4,180)
           9,869          7,364
       ---------      ---------
        (196,015)      (291,794)

             475         (5,797)

         (18,604)           806
       ---------      ---------

       $ (18,129)     $  (4,991)
       ---------      ---------
       ---------      ---------

       $   1,819      $   1,218
         (19,948)        (6,209)
       ---------      ---------
       $ (18,129)     $  (4,991)
       ---------      ---------
       ---------      ---------


                              CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

ASSETS
Current assets :
 Cash
 Trade receivables
 Inventories
 Prepaid expenses



Fixed assets
 less accumulated depreciation



Goodwill

Other assets





LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities :
 Bank indebtedness
 Trade payables and accrued liabilities
 Income and other taxes
 Current portion of long-term debt and
  convertible debentures



Long-term debt
Other liabilities
Deferred income taxes
Convertible debentures
Non-controlling interest

Shareholders' equity :
 Capital stock
 Contributed surplus
 Retained earnings
 Translation adjustment


        June 30    December 31        June 30
    (unaudited)      (audited)    (unaudited)
   -------------  -------------  ------------
           1998           1997           1997


    $    1,819     $      380     $    1,218
       569,947        683,840        530,839
       244,780        253,228        214,089
        26,149         20,907         27,551
    ----------     ----------     ----------
       842,695        958,355        773,697

     3,035,442      2,887,510      2,637,653
       927,122        843,131        753,188
    ----------     ----------     ----------
     2,108,320      2,044,379      1,884,465

       379,156        383,801        335,685

        93,230         89,003         83,560
    ----------     ----------     ----------
    $3,423,401     $3,475,538     $3,077,407
    ----------     ----------     ----------
    ----------     ----------     ----------



    $   19,948     $   18,984     $    6,209
       507,972        635,050        490,055
        32,017         32,993         24,734

        40,347         52,019         37,821
    ----------     ----------     ----------
       600,284        739,046        558,819

       953,177        913,269        952,185
       119,408        114,065        122,801
       206,750        195,005        188,260
        57,414         60,021         75,549
        16,869         17,792         14,519


       897,000        896,001        683,499
        88,737         88,737         88,737
       548,463        508,514        442,004
       (64,701)       (56,912)       (48,966)
    ----------     ----------     ----------
     1,469,499      1,436,340      1,165,274
    ----------     ----------     ----------
    $3,423,401     $3,475,538     $3,077,407
    ----------     ----------     ----------
    ----------     ----------     ----------

                                                  PAGE 13 OF 15

HEAD OFFICE
Quebecor Printing Inc.
612 Saint-Jacques Street
Montreal, Quebec
Canada H3C 4M8
Tel.: (514) 954-0101
1 (800) 567-7070
Fax:(514) 954-9624





         QUEBECOR
       PRINTING INC.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                         QUEBECOR PRINTING INC.



                         By:    (s)    PHILIPPE MONTEL
                            ------------------------------------------------
                         Name:   Philippe Montel
                         Title:  Vice President, Legal Affairs and Secretary




Date: August 25, 1998



                                                             PAGE 15 OF 15